UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41561
TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Toro Corp. (the “Company”) announced today it has entered into an “at-the-market” (“ATM”) Offering Agreement with Maxim Group LLC (“Maxim”) dated November 13, 2025 (the “At the Market Offering Agreement”). Under the terms of the At the Market Offering Agreement, the Company may, from time to time, sell its common shares having an aggregate offering value of up to $12.5 million through Maxim, as sales agent. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility. The Company intends to use the proceeds from the offering and sale of the securities for capital expenditures, working capital, to make vessel, other asset or share acquisitions, to fund the construction of newbuild vessels or for other general corporate purposes, or a combination thereof.

The offering and sale of the securities will be made pursuant to the Company’s previously filed registration statement on Form F-3, as amended (File No. 333-275477), declared effective on January 10, 2024. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of such effective registration statement. Copies of the prospectus supplement and accompanying base prospectus related to the ATM offering have been filed with the SEC and may be obtained from the SEC’s website at http://www.sec.gov.

The foregoing descriptions of the material terms of the At the Market Offering Agreement are qualified in their entirety by reference to the full text of the At the Market Offering Agreement, which is filed as Exhibit 1.1 to this report on Form 6-K and incorporated herein by reference.

This report on Form 6-K and the exhibits therefore, and the information contained herein and therein, do not constitute an offer to sell or the solicitation of offers to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The legal opinion of Seward & Kissel LLP relating to the validity of the securities being offered pursuant to the At the Market Offering Agreement is filed as Exhibit 5.1 to this report on Form 6-K.

The information contained in this report on Form 6-K and Exhibits 1.1 and 5.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File No. 333-274652 and 333-290645).

EXHIBIT INDEX

1.1	At the Market Offering Agreement between Toro Corp. and Maxim Group LLC dated November 13, 2025.
5.1	Opinion of Seward & Kissel LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: November 13, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer